March 7, 2013
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Quarterly Report, as amended, under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, as added by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, notice is hereby provided that Atkore International Holdings Inc. has included disclosure with respect to certain activities described in Section 13(r) in its Quarterly Report on Form 10-Q for the quarter ended December 28, 2012, which was filed with the U.S. Securities and Exchange Commission on February 8, 2013 and amended by the Quarterly Report on Form 10-Q/A filed on March 7, 2013. The disclosure can be found on page 2 of the Quarterly Report on Form 10-Q/A and is incorporated by reference herein.

Very truly yours,

ATKORE INTERNATIONAL HOLDINGS INC.

/s/ James A. Mallak
James A. Mallak
Vice President, Chief Financial Officer and Director (Principal Financial Officer, Principal Accounting Officer)